EXHIBIT 12.1
EXPRESS SCRIPTS HOLDING COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Income from continuing operations before income taxes(1)	$3,012.0	$2,188.5	$2,027.1	$1,908.7	$1,308.4
Add:
Interest expense	596.1	619.0	299.7	167.1	194.4
Estimated interest component of rental expense	28.4	34.5	10.1	13.4	9.3
Subtract:
Income attributable to non-controlling interest	(28.1)	(17.2)	(2.7)	—	—
Income as adjusted	$3,608.4	$2,824.8	$2,334.2	$2,089.2	$1,512.1
Fixed charges:
Interest expense	596.1	619.0	299.7	167.1	194.4
Estimated interest component of rental expense	28.4	34.5	10.1	13.4	9.3
Total fixed charges	$624.5	$653.5	$309.8	$180.5	$203.7
Ratio of Earnings to Fixed Charges	5.8	4.3	7.5	11.6	7.4

(1)	Consists of income from continuing operations before income taxes adjusted to include distributed equity income from joint venture.
Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.